UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of October 2025

Commission File Number: 001-41709

 SEALSQ CORP

(Exact Name of Registrant as Specified in Charter)

N/A

(Translation of Registrant’s name into English)

British Virgin Islands	Avenue Louis-Casaï 58 1216 Cointrin, Switzerland	Not Applicable

(State or other jurisdiction of incorporation or organization)	(Address of principal executive office)	(I.R.S. Employer Identification No.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F         ☐ Form 40-F

On October 8, 2025, SEALSQ Corp (the “Company” or “Seal”) announced its preliminary unaudited financial metrics for the nine-month period ended September 30, 2025 ("9M 2025").

•	Seal’s preliminary unaudited financials for 9M 2025 revealed revenue of $9.9 million (41% increase in year on year revenue growth) with $5.1 million recorded in the third quarter of this year (which includes $1.3 million in revenue from IC'ALPS, for the two-month period since the closing of the acquisition), compared to $7.0 million in the equivalent period last year.

•	Growth drivers: this 41% growth is mostly attributable to the expected return to growth in the demand for our traditional products and two months of consolidated revenue from IC’ALPS since the completion of the acquisition on August 4, 2025. However, our revenue is still negatively impacted by the ongoing transition from legacy products to next-generation post-quantum semiconductors and software.

•	Treasury: a cash position of $220 million as of October 7, 2025 provides strong liquidity for PQC innovation and expansion, with the Company aiming to solidify its leadership in PQC-enabled semiconductors and its capacity to meet growing global demand for sovereign, quantum-secure technologies.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the registration statement on Form F-3 of the Company (File No. 333-286098), as amended, and the registration statement on Form S-8 of the Company (File No. 333-287139), and into the base prospectus and any prospectus supplement outstanding under each of the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 9, 2025	SEALSQ CORP

	By:	/s/ Carlos Moreira
Name: Carlos Moreira
Title: Chief Executive Officer

	By:	/s/ John O’Hara
Name: John O’Hara
Title: Chief Financial Officer